Exhibit 99.1

COSCIENS Provides Strategic Update

TORONTO, ONTARIO, March 5, 2026 – COSCIENS Biopharma Inc. (TSX: CSCI) (FINRA: CSCIF) (“COSCIENS” or the “Company”) today announced that the Company has made a strategic decision to cease funding its German subsidiaries, Aeterna Zentaris GmbH and Zentaris IVF GmbH (the “German Subsidiaries”). As a result, the Company expects the German Subsidiaries to commence a structured insolvency process in the near future.

The Company has historically pursued the development of its pharmaceutical therapeutic assets, including its main pharmaceutical asset, Macrilen® (macimorelin), via its German Subsidiaries (collectively, the “Biopharmaceutical Business”). Macrilen is an FDA and EMA approved oral test indicated for the diagnosis of adults with growth hormone deficiency and is commercially available in a number of countries, but the Biopharmaceutical Business has historically operated at a loss. The long-term viability of the business has always been largely dependent on the Company’s ability to expand the market for Macrilen, either by obtaining FDA approval for a pediatric indication in the U.S., or otherwise. In light of the disappointing results of Macrilen’s Phase 3 DETECT trial and subsequent Type C meeting with the FDA (which represented a significant setback to the Company’s hopes for a full pediatric approval in the U.S.), the Company has been undertaking a strategic review of its options, including by exploring the viability of (i) alternative options for expansion into the U.S. market, (ii) a possible sale of the product and/or of the German Subsidiaries, and (iii) additional licensing and partnership opportunities. Despite the recently announced distribution agreement with Wuzhou Drug International Trading Limited, it was determined that the best path forward for the Company and its shareholders was to cease providing any further financing to the German Subsidiaries.

As a result of the expected insolvency process, the Company anticipates surrendering its rights to Macrilen and significantly reducing its ongoing operating expenses. Peter Puccetti, Interim CEO and Chairman of the Board, commented, “The Board did not make this decision lightly, but we firmly believe it marks a significant and positive step towards the Company’s goal of achieving profitability. Going forward, the Company will continue to focus on maximizing the profitability of its active ingredients business and to evaluate other opportunities.”

About COSCIENS Biopharma Inc.

COSCIENS is a life science company focused on the development of natural, plant-based active ingredients, leveraging the Company’s proprietary manufacturing and extraction technologies to develop Avenanthramides and Beta Glucan active ingredients currently used in leading skincare brands worldwide.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to the expectations regarding an insolvency process in respect of the German Subsidiaries, including the timing and implications thereof.

These statements are based on current expectations and assumptions, including factors or assumptions factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from those expressed or implied by such forward-looking statements, including but not limited to the factors described in “Risks Relating to Us and Our Business” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Issuer Contact:

Peter H. Puccetti

Interim CEO and Chairman of the Board

pp@cosciensbio.com

Giuliano La Fratta

Chief Financial Officer

glafratta@cosciensbio.com

Investor Contact:

IR@cosciensbio.com